Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of

Century Skyway Limited

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Century Skyway Limited as of December 31, 2016, and the related statements of comprehensive loss, shareholders’ deficit and cash flows for the period from September 28, 2016 (inception) to December 31, 2016, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2016, and the results of its operations and its cash flows for the period from September 28, 2016 (inception) to December 31, 2016 in conformity with U.S. generally accepted accounting principles.

The Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a working capital deficiency and accumulated deficit from recurring net losses. All these factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Centurion ZD CPA Limited

Centurion ZD CPA Limited

We have served as the Company's auditor since 2017.

Hong Kong, China

June 29, 2018

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CENTURY SKYWAY LIMITED

CONSOLIDATED BALANCE SHEETS

As of June 30, 2017 (Unaudited) and December 31, 2016

(In thousands of U.S. dollars except for shares data)

	June 30, 2017	December 31, 2016
	(Unaudited)
CURRENT ASSETS
Cash	$18	$1
Advances to suppliers	23	-
Total current assets	41	1

Total assets	$41	$1

CURRENT LIABILITIES
Customer deposits	$50	$-
Accrued liabilities	68	20
Total current liabilities	118	20

Total liabilities	118	20

SHAREHOLDERS’ DEFICIT
Share capital (10,000 ordinary shares issued and fully paid)	1	1
Accumulated deficit	(78)	(20)
Total shareholders' deficit	(77)	(19)

Total liabilities and shareholders’ deficit	$41	$1

The accompanying notes are an integral part of these financial statements.

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CENTURY SKYWAY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the six months ended June 30, 2017 (Unaudited) and the period from September 28, 2016

(inception) to December 31, 2016

(In thousands of U.S. dollars)

	Six months ended June 30, 2017	Period from September 28, 2016 (inception) to December 31, 2016
	(Unaudited)
REVENUE	$-	$-
Cost of sales	-	-
Gross profit	-	-
Administrative expenses	(58)	(20)
LOSS BEFORE PROVISION FOR INCOME TAXES	(58)	(20)
Provision for income taxes	-	-
NET LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(58)	$(20)

The accompanying notes are an integral part of these financial statements.

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CENTURY SKYWAY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

For the six months ended June 30, 2017 (Unaudited) and the period from September 28, 2016

(inception) to December 31, 2016

(In thousands of U.S. dollars)

	Share capital
	Number of		Accumulated	Total
	shares	Amount	deficit	deficit

Issuance of shares	10,000	$1	$-	$1

Net loss	-	-	(20)	(20)
At December 31, 2016	10,000	$1	$(20)	$(19)

Net loss	-	-	(58)	(58)
At June 30, 2017 (Unaudited)	10,000	$1	$(78)	$(77)

The accompanying notes are an integral part of these financial statements.

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CENTURY SKYWAY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2017 (Unaudited) and the period from September 28, 2016

(inception) to December 31, 2016

(In thousands of U.S. dollars)

	Six months ended June 30, 2017	Period from September 28, 2016 (inception) to December 31, 2016
	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(58)	$(20)
Change in operating assets and liabilities
Advances to suppliers	(23)	-
Customer deposits	50
Accrued expenses	48	20
Net cash provided by operating activities	17	-

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of ordinary shares	-	1
Net cash provided by financing activities	-	1

INCREASE IN CASH	17	1
CASH, beginning of period	1	-
CASH, end of period	$18	$1

The accompanying notes are an integral part of these financial statements

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CENTURY SKYWAY LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2017 (Unaudited) and the period from September 28, 2016

(inception) to December 31, 2016

(In thousands of U.S. dollars, except for shares and per share data)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Century Skyway Limited ("the Company") is a limited liability company incorporated in Hong Kong. It is principally engaged in Virtual Reality (“VR’) device and technologies research and development.

On April 28, 2017, SGOCO Group, Ltd. (“SGOC”), a company incorporated in the Cayman Islands whose ordinary shares are traded on the U.S. NASDAQ Capital Market under the symbol “SGOC”, entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital of Century Skyway Limited with Full Linkage Limited, a company organized under the laws of the British Virgin Islands and beneficially owned by Mr. Yip Kar Yuan Kevin (“Mr. Yip”), the sole director of the Company. Pursuant to the Agreement, SGOCO International (HK) Limited, a wholly-owned subsidiary of SGOCO Group Ltd., acquires 100% of the issued share capital of the Company from its sole legal and beneficial owner – Full Linkage Limited at a consideration of $32.6 million in the form of cash, plus 1.5 million newly issued ordinary shares of SGOC. In May 2017, the acquisition of the Company was closed.

On June 5, 2017, the Company incorporated a wholly foreign owned subsidiary, Shen Zhen Provizon Technology Co., Limited, in the People’s Republic of China for the development of VR technology and application of these technologies on VR device in China.

2.1	ACCOUTING POLICIES

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the financial statements of the Company and its wholly owned subsidiary that requires consolidation. Intercompany transactions and balances have been eliminated in the consolidation.

The accompanying financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

For the periods presented, the Company had a working capital deficiency, accumulated deficit and recorded operating loss. These factors raise substantial doubts about the Company’s ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon improving its profitability and the continuing financial support from its shareholders or other debt or capital sources. Management believes the existing shareholder or external financing will provide the additional cash to meet the Company’s obligations as they become due.

These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

Use of estimates

Preparing financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates. In addition, different assumptions or circumstances could reasonably be expected to yield different results.

Cash and cash equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash includes cash on hand and demand deposits in accounts maintained with financial institutions within Hong Kong.

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CENTURY SKYWAY LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2017 (Unaudited) and the period from September 28, 2016

(inception) to December 31, 2016

(In thousands of U.S. dollars, except for shares and per share data)

Revenue recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 605, “Revenue Recognition.” Revenue will be recognized only when all of the following criteria are met: persuasive evidence for an agreement exists, delivery has occurred or services have been provided, the price or fee is fixed or determinable, and collection is reasonably assured.

The Company has earned no revenue since its inception.

Income taxes

The Company accounts for income taxes in accordance with the accounting standard issued by the Financial Accounting Standard Board (“FASB”) for income taxes. Under the asset and liability method as required by this accounting standard, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The charge for taxation is based on the results for the reporting period as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

Advertising costs

The Company expenses the cost of advertising as incurred in selling products. The Company had no advertising costs incurred since its inception.

Research and development costs

Research and development costs are expensed as incurred and are included in general and administrative expenses. The Company had no research and development costs since its inception.

Foreign Currency and Foreign Currency Translation

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company is the Hong Kong dollars (“HKD”). The functional currency of its subsidiary is Renminbi (“RMB”)

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the statement of comprehensive income.

These financial statements are presented in U.S. dollars. Assets and liabilities are translated into U.S. dollars at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average of the exchange rates in effect during the reporting period. Stockholders’ equity accounts are translated using the historical exchange rates at the date the entry to stockholders’ equity was recorded, except for the change in retained earnings during the period, which is translated using the historical exchange rates used to translate each period’s income statement. Differences resulting from translating the functional currencies to the reporting currency are recorded in accumulated other comprehensive income.

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 CENTURY SKYWAY LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2017 (Unaudited) and the period from September 28, 2016

(inception) to December 31, 2016

(In thousands of U.S. dollars, except for shares and per share data)

Fair value of financial instruments

The Company also follows the guidance of the ASC Topic 820-10, “Fair Value Measurements and Disclosures” ("ASC 820-10"), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

Level 1 : Observable inputs such as quoted prices in active markets;

Level 2 : Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3 : Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions

The Company’s financial instruments consist of cash and cash equivalents, advances to suppliers and customer deposits. As of the balance sheet dates, the estimated fair values of these financial instruments were not materially different from their carrying values as presented due to the short maturities of these instruments.

Recent accounting pronouncements

There were various updates recently issued and are not expected to a have a material impact on the Company’s financial position, results of operations or cash flows.

4.	ACCRUED LIABILITIES

Accrued liabilities as of March 31, 2018 (Unaudited) and December 31, 2016 represented accrued professional expenses.

5.	INCOME TAXES

The Company is incorporated in Hong Kong and is subject to Hong Kong profits tax at the statutory income rate of 16.5% on its estimated assessable profit.

The subsidiary in mainland China are subject to 25% Enterprise Income Tax (“EIT”) rate throughout the periods presented.

	Six months ended March 31, 2017	Period from September 28, 2016 (inception) to December 31, 2016
	(Unaudited)

Loss before provision for income taxes	$(58)	$(20)
Tax at the domestic income tax rate of 16.5%	(10)	(4)
Impact of tax rate in other jurisdiction	(1)
Non-deductible expenses	11	4
Provision for income taxes	$-	$-

No provision for Hong Kong profits tax and PRC EIT has been made as the Company and its subsidiary generated no taxable revenue during the periods. No unused tax losses are available to be carried forward against future taxable profits.

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